September 25, 2025

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.,
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People   s Republic of China, 361021

       Re: EPWK Holdings Ltd.
           Registration Statement on Form F-1
           Filed September 16, 2025
           File No. 333-290300
Dear Guohua Huang:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed September 16, 2025 Cover Page

1. Please revise and restructure your description of the terms of the warrants to lead with
       discussion of the    zero exercise price    exercise mechanism,
explaining why it is
       highly likely to be utilized over both the fixed initial exercise price
and    cashless
       exercise    provisions. Enhance and clarify your description of how the number of
       Class A ordinary shares per warrant to be issued will be determined, explaining that the 100,000,000 Class A ordinary shares underlying the warrants will be issued proportionately even if fewer than 20,000,000 units are sold in the offering. Provide
 September 25, 2025
Page 2

       tabular disclosure or other visual representation demonstrating the dilutive impacts of this structure, assuming varying numbers of units sold in the offering. Your revised disclosure should allow investors to understand that, notwithstanding other deal terms, the units functionally provide each holder with one Class A ordinary share or pre-
       funded warrant in lieu thereof, plus a pro rata portion of 100,000,000 additional Class
       A ordinary shares underlying warrants, which can be acquired for no additional consideration. Make conforming revisions where the warrants and nature of the
       offering are described elsewhere in the prospectus, including    The
Offering    and
          Description of Securities We Are Offering    sections.
Risk Factors
Risks Relating to this Offering and Our Ordinary Shares
Shareholders will suffer substantial dilution and the Company will not receive any proceeds..., page 65

2. We note your response to prior comment 4 and added disclosure that the 100,000,000
       Class A ordinary shares underlying the warrants represent approximately 493.5% of currently outstanding Class A ordinary shares. Please revise to show the full extent of potential dilution from the offering by also taking into consideration the 20,000,000
       Class A ordinary shares (or pre-funded warrants in lieu thereof) included as part of the units being offered. Additionally, please enhance this risk factor or provide a standalone one to highlight that the zero exercise price provision of the warrants ensures that 100,000,000 Class A ordinary shares underlying the warrants will be issued even if fewer than 20,000,000 units are sold in the offering, and provide additional detail about the dilutive impacts of this structure.
Management
Compensation of Directors and Executive Officers, page 137

3. Please update your compensation disclosure for your fiscal year ended June 30, 2025.
       Refer to Item 6.B of Form 20-F.
General

4. We note that at various places throughout the prospectus, you refer to the 100,000,000
       Class A ordinary shares underlying the warrants as a "maximum" amount to be issued, or that holders may receive "up to" 100,000,000 shares in the aggregate. Please revise such language throughout, including in the prospectus cover page captions, to make it clear that, assuming holders use the zero exercise price option of the warrants, the
       100,000,000 share amount is fixed and will be issuable to holders in proportion to the number of units sold in the offering.
 September 25, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Benjamin Yao